                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D / A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             ON COMMAND CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                        (Title of Classes of Securities)

                                    682160106
                                 (CUSIP Number)

                             Charles Y. Tanabe, Esq.
                              Senior Vice President
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                               Englewood, CO 80112
                                 (720) 875-5400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682160106

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                  LIBERTY MEDIA CORPORATION
                  84-1288730

(2)      Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]

(3)      SEC Use Only

(4)      Source of Funds
                  OO

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)      Citizenship or Place of Organization
                  Delaware

                             (7)    Sole Voting Power                            125  Shares Common Stock
                                                                                   0  Series A Warrants
Number of Shares                                                                  40  Series B Warrants
                             (8)    Shared Voting Power                   19,404,240  Shares Common Stock
Beneficially Owned                                                         1,123,792  Series A Warrants
                                                                                   0  Series B Warrants
By Each Reporting            (9)    Sole Dispositive Power                       125  Shares Common Stock
                                                                                   0  Series A Warrants
Person With                                                                       40  Series B Warrants
                             (10)   Shared Dispositive Power              19,404,240  Shares Common Stock
                                                                           1,123,792  Series A Warrants
                                                                                   0  Series B Warrants

(11)     Aggregate Amount Beneficially Owned by each Reporting Person:
                  19,404,365 Shares of Common Stock
                  1,123,792 Series A Warrants
                  40 Series B Warrants

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

(13)     Percent of Class Represented by Amount in Row (11)
                  Common Stock      64.1%

(14)     Type of Reporting Person
                  HC, CO

CUSIP No. 682160106

(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                  LIBERTY SATELLITE & TECHNOLOGY, INC.
                  84-1299995

(2)      Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]

(3)      SEC Use Only

(4)      Source of Funds
                  OO

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)      Citizenship or Place of Organization
                  Delaware

                             (7)    Sole Voting Power                              0  Shares Common Stock
                                                                                   0  Series A Warrants
Number of Shares                                                                   0  Series B Warrants
                             (8)    Shared Voting Power                   19,404,240  Shares Common Stock
Beneficially Owned                                                         1,123,792  Series A Warrants
                                                                                   0  Series B Warrants
By Each Reporting            (9)    Sole Dispositive Power                         0  Shares Common Stock
                                                                                   0  Series A Warrants
Person With                                                                        0  Series B Warrants
                             (10)   Shared Dispositive Power              19,404,240  Shares Common Stock
                                                                           1,123,792  Series A Warrants
                                                                                   0  Series B Warrants

(11)     Aggregate Amount Beneficially Owned by each Reporting Person:
                  19,404,240 shares of Common Stock
                  1,123,792 Series A Warrants

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

(13)     Percent of Class Represented by Amount in Row (11)
                  Common Stock      64.1%

(14)     Type of Reporting Person
                  HC, CO

                                 AMENDMENT NO. 2

                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D/A (this "Amendment") amends the Statement on Schedule 13D originally filed jointly by Liberty Media Corporation, a Delaware corporation ("Liberty," and together with LSAT, as defined below, the "Reporting Persons"), and Ascent Entertainment Group, Inc., a Delaware corporation and formerly an indirect, wholly owned subsidiary of Liberty ("Ascent") with the Securities and Exchange Commission on April 7, 2000 (the "Statement"), as amended by Amendment No. 1 filed on February 26, 2002 ("Amendment No. 1"), and relates to the common stock, $0.01 par value per share (the "Common Stock"), of On Command Corporation, a Delaware corporation (the "Issuer"). Items 2, 3, 4 and 5 of the Statement are hereby amended as set forth below. All other information contained in such Statement, as amended, remains correct. The Reporting Persons are filing this Statement as a result of certain transactions between Liberty and Liberty Satellite & Technology, Inc., a Delaware corporation ("LSAT").

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 is amended and supplemented by adding the following information thereto:

         "The reporting persons are Liberty Media Corporation and Liberty Satellite & Technology, Inc. Their principal business address is 12300 Liberty Boulevard, Englewood, Colorado 80112.

         Schedule 1 and Schedule 2 attached to this Statement contain the following information concerning each director, executive officer or controlling person of each Reporting Person: (i) name and residence or business address,
(ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 and Schedule 2 are incorporated herein by reference.

         To the knowledge of the Reporting Persons, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. To the knowledge of the Reporting Persons, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen.

         During the last five years, neither of the Reporting Persons nor any of the Schedule 1 Persons nor any of the Schedule 2 Persons (to the knowledge of the Reporting Persons) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the Reporting Persons nor any of the Schedule 1 Persons nor any of the
Schedule 2 Persons (to the knowledge of the Reporting Persons) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is amended and supplemented by adding the following information thereto:

         "On August 16, 2001, the Reporting Persons entered into the Purchase Agreement, dated as of August 16, 2001, as amended, by and among LSAT, Liberty AEG, Inc. ("Liberty AEG") and, for certain limited purposes thereunder, Liberty (the "Purchase Agreement"). The Purchase Agreement (including amendments thereto) was attached to Amendment No. 1 to the Statement as Exhibits 7(g), 7(h) and 7(i).

         Pursuant to the terms of the Purchase Agreement, Liberty AEG sold and transferred to LSAT, and LSAT purchased and acquired from Liberty AEG, all of the issued and outstanding shares of capital stock of Ascent in exchange for 8,701,621 shares of Series B Common Stock, par value of $1.00 per share, of LSAT (the "LSAT Series B Stock"). This transaction (the "Ascent Transaction") was consummated on April 1, 2002."

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 is amended and supplemented by adding the following information thereto:

         "The purpose of the Ascent Transaction was to provide LSAT with operating control of the Issuer and increase Liberty's shareholder position in LSAT.

         Neither the Reporting Persons nor, to the best of their knowledge, any of their executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, each Reporting Person may determine to change its intentions with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, each Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to such Reporting Person, developments with respect to the business of such Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer and the market price of securities of the Reporting Persons. Each Reporting Person reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock of the Issuer by any means, including, without limitation, in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is amended and supplemented by adding the following information thereto:

         "(a) After giving effect to the Ascent Transaction and the other transactions reported by Liberty in Amendment No. 2 to the Statement on Schedule 13D of LSAT filed January 4, 2002 regarding Liberty's ownership of LSAT, Liberty beneficially owns 603,595 shares of Series A Common Stock, par value of $1.00 per share, of LSAT (the "LSAT Series A Stock") and 36,028,983 shares of LSAT Series B Stock. The LSAT Series A Stock is entitled to one vote per share and the LSAT Series B Stock is entitled to 10 votes per share. Accordingly, Liberty beneficially owns approximately 8.9% of the 6,753,101 shares of LSAT Series A Stock and 98.8% of the 36,468,546 shares of LSAT Series B Stock, each outstanding as of March 31, 2002 and as adjusted for a ten for one reverse stock split effected by LSAT on April 1, 2002.

         Liberty owns, and has sole voting and dispositive power with respect to, 165 shares of Common Stock through its subsidiaries. Based on the 30,888,859 shares of Common Stock that were issued and outstanding as of March 1, 2002 (as disclosed in the Issuer's Form 10-K filed on March 27, 2002), the 165 shares beneficially owned by Liberty represented on that date, on a pro forma basis calculated in accordance with Rule 13d-3 of the Exchange Act, less than .001% of the issued and outstanding shares of Common Stock. Of the 165 shares beneficially owned by Liberty, (i) 125 of those shares are Common Stock and (ii) 40 of those shares are represented by immediately exercisable Series B Warrants. Each Series B Warrant represents the right to acquire one share of Common Stock.

         Together, Liberty and LSAT beneficially own, and may be deemed to share voting and dispositive power with respect to, 20,528,032 shares of Common Stock through their subsidiaries. Based on the 30,888,859 shares of Common Stock that were issued and outstanding as of March 1, 2002 (as disclosed in the Issuer's Form 10-K filed on March 27, 2002), the 20,528,032 shares beneficially owned by the Reporting Persons represented on that date, on a pro forma basis calculated in accordance with Rule 13d-3 of the Exchange Act, 64.1% of the issued and outstanding shares of Common Stock. Of the 20,528,032 shares beneficially owned by the Reporting Persons, (i) 19,404,240 of those shares are Common Stock and
(ii) 1,123,792 of those shares are represented by immediately exercisable Series A Warrants. Each Series A Warrant represents the right to acquire one share of Common Stock.

         (b) Liberty has the sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, 165 shares of Common Stock. Together with LSAT, Liberty shares the power to vote, or to direct the voting of, and to dispose of, or direct the disposition of

20,528,032 shares of Common Stock. Therefore, by virtue of its control of LSAT, Liberty has the power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, a total of 20,528,197 shares of Common Stock.

         (c) None.

         (d) None.

         (e) Not applicable."

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

         See Exhibits 7(g), 7(h) and 7(i) attached to Amendment No. 1 for copies of the Purchase Agreement and all amendments thereto.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

May 9, 2002                            LIBERTY MEDIA CORPORATION


                                       By: /s/ Elizabeth M. Markowski
                                          ---------------------------
                                       Name: Elizabeth M. Markowski
                                       Title: Senior Vice President



May 9, 2002                            LIBERTY SATELLITE & TECHNOLOGY, INC.


                                       By: /s/ Kenneth G. Carroll
                                          ---------------------------
                                       Name: Kenneth G. Carroll
                                       Title: Acting President

                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this
Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                                 Principal Occupation
----                                 --------------------
John C. Malone                       Chairman of the Board and Director of Liberty
Robert R. Bennett                    President, Chief Executive Officer and Director of Liberty
Gary S. Howard                       Executive Vice President, Chief Operating Officer and Director of Liberty
Paul A. Gould                        Director of Liberty; Managing Director of Allen & Company Incorporated
Donne F. Fisher                      Director of Liberty; President, Fisher Capital Partners Ltd.
Jerome H. Kern                       Director of Liberty; Consultant, Kern Consulting, LLC
Larry E. Romrell                     Director of Liberty
David J.A. Flowers                   Senior Vice President and Treasurer of Liberty
Elizabeth M. Markowski               Senior Vice President of Liberty
Albert E. Rosenthaler                Senior Vice President of Liberty
Christopher W. Shean                 Senior Vice President and Controller of Liberty
Charles Y. Tanabe                    Senior Vice President, General Counsel and Secretary of Liberty

                                   SCHEDULE 2

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                      LIBERTY SATELLITE & TECHNOLOGY, INC.

         The name and present principal occupation of each director and executive officer of LSAT are set forth below. The business address for each person listed below is c/o Liberty Satellite & Technology, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 2 are United States citizens.

               Name                                           Principal Occupation
               ----                                           --------------------
Alan M. Angelich                    Director of LSAT; President of Janco Partners, Inc.
Robert R. Bennett                   Director of LSAT; President and Chief Executive Officer of Liberty
William H. Berkman                  Director of LSAT; Managing Partner of the Associated Group, LLC
Kenneth G. Carroll                  Acting President and Chief Financial Officer of LSAT
William R. Fitzgerald               Director of LSAT; Senior Vice President of Liberty; Chairman of the
                                    Board of Directors of Liberty Livewire Corporation
John W. Goddard                     Director of LSAT
J. Curt Hockemeier                  Director of LSAT; President and Chief Executive Officer of Arbinet-the
                                    exchange
Gary S. Howard                      Director and Chairman of the Board of Directors of LSAT; Executive Vice
                                    President and Chief Operating Officer of Liberty